Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

March 4, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Laura Veator
Stephen Krikorian

Re:	Cricut, Inc.
Draft Registration Statement on Form S-1
Submitted November 10, 2020
CIK No. 0001828962

Ladies and Gentlemen:

On behalf of our client, Cricut, Inc. (“Cricut” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 7, 2020, relating to the above referenced Registration Statement on Form S-1 (File No. 333-253134), confidentially submitted to the Commission on November 10, 2020, as revised on December 18, 2020, February 1, 2021 and publicly filed on February 16, 2021 (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version publicly filed on February 16, 2021. This letter supplements the Company’s response to comment number 6 received from the Staff by letter dated December 7, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Page references appearing in the headings and Staff comments below are references to the Registration Statement confidentially submitted on November 10, 2020.

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Securities and Exchange Commission

March 4, 2020

Draft Registration Statement on Form S-1

Selected Consolidated Financial and Other Data, page 76

6.

Tell us what consideration you gave to including pro forma presentation of earnings per share giving effect to your performance based incentive awards and your phantom units that will vest upon the effectiveness of your initial public offering and the reorganization, described on page 68 (excluding the effects of the offering).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reorganization does not accelerate the vesting of the Company’s performance based incentive awards or phantom units.  Additionally, the liquidation of Cricut Holdings, LLC (“Circuit Holdings”) is not expected to have a material impact on the number of shares outstanding, since all outstanding shares of the Company will be reallocated among existing unitholders of Cricut Holdings. While a portion of the outstanding shares in Cricut, Inc. will be exchanged for unvested shares in connection with the reorganization, the exchange will result in an increase to basic earnings per share, which we do not believe is material to investors.  Lastly, the Company does not believe the anticipated number of potential shares following the liquidation of Cricut Holdings (for its outstanding unit-based awards) will have a material impact on diluted earnings per share. Accordingly, the Company does not intend to present pro forma earnings per share for the reorganization.

*****

Securities and Exchange Commission

March 4, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ashish Arora, Cricut, Inc.
Martin F. Petersen, Cricut, Inc.
Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP
Stewart L. McDowell, Gibson, Dunn & Crutcher LLP